FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE

DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE

Companhia Brasileira de Distribuição (NYSE:CBD) (“CBD”), in view of the article published in the newspaper Agência Estado on December 9, 2015, and in compliance with Official Notice No. 3675/2015-SAE, hereby presents the following clarification.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market.

São Paulo, December 14, 2015.

DANIELA SABBAG

Investors Relations Officer

São Paulo, December 14, 2015.

To

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

Department of Company Monitoring

At. Nelson Barroso Ortega

With copy to:

Securities and Exchange Commision of Brazil – “CVM”

Office of Public Company Supervision

At. Mr. Fernando Soares Vieira

Office of Market Surveillance

At. Mr. Waldir de Jesus Nobre

Ref.: Official Notice No. 3765/2015-SAE

Dear Sirs,

Companhia Brasileira de Distribuição, a publicly traded company, with corporate seat in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luis Antônio, 3142, CEP 01402-901, enrolled with the National Taxpayers Registry of the Ministry of Treasury under No. 47.508.411/0001-56 and with the Board of Trade of the State of São Paulo under No. (“NIRE”) 35.300.089.901 (the “Company”), in compliance with the requests made in the Official Notice No. 3765/2015-SAE (“Official Notice"), as reproduced below, hereby clarifies as follows:

December 9, 2015.

3675/2015-SAE

Companhia Brasileira de Distribuição

Mrs. Daniela Sabbag

Investors Relations Officer

Ref.: Request of clarification on the article published by the press

Dear Sirs,

In the article published by Agência Estado – Broadcast, in 12/09/2015, titled “Grupo Pão de Açúcar will reduce investments in 2016, with less inflow into Via Varejo”, it is mentioned, amongst other information, that the company expects to invest little over 1 billion BRL in 2016, versus a possible total of 1,7 billion BRL until the end of this year.

We have not identified such information in the documents sent by this company, through Sistema Empresas.NET. In case a defense is presented, please inform the document and pages in which the information is mentioned, specifying date and time in which these were sent.

It is worth noting that the company must disclose information periodical, eventual and other information of interest to the market, through Sistema Empresas.NET, assuring its ample and immediate spread and the fair treatment to its investors and other market stakeholders.

Thus, we request further clarification, until 12/10/2015, regarding the abovementioned items, with or without your confirmation, as well as other information regarded as important.

In the file that shall be sent, the content of the above posed consultation must be reproduced prior to the answer by this company.

This request in part of the scope of the Cooperation Agreement entered into by CVM and BM&BOVESPA on 12/13/2011, and non-compliance may subject this company to the possible imposition of a punitive fine by the Office of Public Company Supervision – “SEP” of the Securities and Exchange Commission of Brazil (CVM), subject to the established by CVM Rule No. 452/2007.

Courteously,

Nelson Barroso Ortega

Department of Company Monitoring

c.c.: CVM – Securities and Exchange Commission of Brazil

Mr. Fernando Soares Vieira - Office of Public Company Supervision

Mr. Waldir de Jesus Nobre - Office of Market Surveillance

We clarify that the answer by this company must be sent exclusively by means of the IPE module, upon selection of Category: Material Fact or Category: Notice to the Market, the Type: Clarification over CVM/Bovespa consultation and, after, the Subject: News published by the press, which will result in the simultaneous transmission of the file to BM&FBOVESPA and to CVM.

The aforementioned article published by Agência Estado, on 12/09/2015, is based on declarations made by the Company’s Chief Executive Officer, Mr. Ronaldo Iabrudi, during a conference with journalists in the annual public meeting (GPA day 2015), held on that same date.

Thus, it is important to note that, pursuant to Article 20 of CVM rule No. 480/2009, the projection for lower investments in 2016 is a matter of public knowledge and is mentioned both in the Notice to the Market (presentations to annalists/market agents) published by the Company on 12/10/2015 (page 9), and in the Reference Form of 2015, updated by the Company on that same date (page 162 of item “disclosed projections and premises”). Both documents explicitly mention the Capex 2016 (‘cash out’ cut) between 1 and 1,5 billion BRL.

In light of the above, believing to have clarified the queries made in the Official Notice, the Company remains available to provide any additional clarification that may be needed.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Daniela Sabbag

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 15, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.